UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULES 14F-1 THEREUNDER

EncryptaKey, Inc.
(Exact name of registrant as specified in charter)

New Jersey	000-31361	22-3720628
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employee Identification No.)

P.O. Box 371270
Las Vegas, NV 89137
(Address of Principal Executive Offices)

(702) 360-0652
(Issuer Telephone number)

_______________________________________________________
(Former name or former address, if changed since last report)

Approximate Date of Mailing: January 11, 2008

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on December 10, 2007, of shares of $0.0001 par common stock ("Common Stock") of the Company, in accordance with the requirements of Section 14(f) of the Exchange Act, and Commission Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 50,906,784 shares of Common Stock issued and outstanding, all of which shares were entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of EncryptaKey, Inc., a New Jersey corporation (the "Company”), in connection with the transaction described more fully below, which resulted in the change of control of the Company. The Company is a reporting company pursuant to the Exchange Act of 1934, as amended.

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

On November 27, 2007, the Board of Directors appointed Alan Shinderman to our Board of Directors and to act as our Chief Executive Officer and as a member of the Board of Directors where he shall serve until the next annual meeting of the shareholders or until removed by other actions as allowed by the corporate bylaws. Mr. Shinderman’s appointment to our board will be effective upon the expiration of ten days following the company mailing a notice to its shareholders on form 14F-1.

Contemporaneously therewith, Mr. Kelly Owen tendered his resignation as an officer and director of the Company. Mr. Owen’s resignation as an officer was effective immediately and his resignation as a director will be effective upon the expiration of ten days following the company mailing a notice to its shareholders on form 14F-1.

INFORMATION REGARDING THE COMPANY

We previously reported the resignation of Mr. Owens and the appointment of Mr. Shinderman on a Form 8-K filed December 27, 2008. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE COMPENSATION

Executive Compensation Table

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our current executive officers for each of the last three completed fiscal years.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alan Shinderman CEO & CFO	2006 2005 2004	0 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a
Kelly Owen (1) Former CEO & CFO	2006 2005 2004	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	60,000 0 0	0 0 0
Francisco Schipperheijn Former CEO & CFO (2)	2006 2005 2004	0 3,160 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 3,160 0

(1)
Mr. Owen resigned as our Chief Executive Officer and Chief Financial Officer on November 27, 2007. The information provided in the summary compensation table includes all compensation paid to Mr. Owen for the full fiscal year ended December 31, 2006.

(2)
 Mr. Schipperheijn resigned as our Chief Executive Officer and Chief Financial Officer on September 28, 2006. The information provided in the summary compensation table includes all compensation paid to Mr. Schipperheijn for the full fiscal years ended December 31, 2006 and 2005.

Compensation to Directors

We do not presently compensate our directors for service in that capacity.

Options Grants in Last Fiscal Year

The table set forth below summarizes the stock option grants to our executive officers and directors during the year ended December 31, 2006:

At no time during the last fiscal year was any outstanding option repriced or otherwise modified. There was no tandem feature, reload feature, or tax-reimbursement feature associated with any of the stock options we granted to our executive officers or otherwise.

Stock and Option Awards
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Alan Shinderman	0	0	0	0	0	0	0	0	0
Kelly Owen	0	0	0	0	0	0	0	0	0
Francisco Schipperheijn	0	0	0	0	0	0	0	0	0

Exercise of Stock Options and Year-End Option Values

No share purchase options were exercised by the Company’s officers, directors and employees during the fiscal year ended December 31, 2006.

Outstanding Warrants and Stock Options

The Company has 0 warrants and 0 options outstanding as of the date of this 14F-1.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2007, certain information regarding the ownership of the Company’s capital stock by the following persons on such date: each of the directors and executive officers, each person who is known to be a beneficial owner of more than 5% of any class of our voting stock, and all of our officers and directors as a group. Unless otherwise indicated below, to our knowledge, all persons listed below had sole voting and investing power with respect to their shares of capital stock, except to the extent authority was shared by spouses under applicable community property laws.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of December 31, 2007 were deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and was based upon the number of shares of the Common Stock issued and outstanding, as of December 31, 2007, which was 50,906,784 shares.

Title of class	Name and address of beneficial owner	Amount of beneficial ownership	Percent of class
Common	Alan Shinderman P.O. Box 371270 Las Vegas, NV, 89137	0 shares	0%
Total of all directors and executive officers			0%
Common	Kelly Owen (1)	6,136,120 shares	12%

(1)
Mr. Owen has agreed to return to the Company’s treasury all shares of common stock owned beneficially by Mr. Owen, including the 6,136,120 shares listed in the above table. As of December 31, 2007, the shares had been returned to the Company, but have not been cancelled.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

On November 27, 2007, the Board of Directors appointed Alan Shinderman to our Board of Directors and to act as our Chief Executive Officer and as a member of the Board of Directors where he shall serve until the next annual meeting of the shareholders or until removed by other actions as allowed by the corporate bylaws. Mr. Shinderman’s appointment to our board will be effective upon the expiration of ten days following the company mailing a notice to its shareholders on form 14F-1.

Mr. Shinderman is now our sole officer and director. Mr. Shinderman has not had any material direct or indirect interest in any of our transactions or proposed transactions over the last two years. At this time, we do not have an employment agreement with Mr. Shinderman. There are no family relationships between Mr. Shinderman and any of our members of the Board of Directors or executive officers.

Contemporaneously therewith, Mr. Kelly Owen tendered his resignation as an officer and director of the Company. Mr. Owen’s resignation as an officer was effective immediately and his resignation as a director will be effective upon the expiration of ten days following the company mailing a notice to its shareholders on form 14F-1.

Alan Shinderman - Mr. Shinderman is now our sole officer and director. Mr. Shinderman has worked as a financial planner and asset manager for approximately twenty years. He formed his full service financial planning firm, Shinderman & Associates, in approximately 1986. The firm relocated to Aspen, Colorado, and changed its name to Aspen Asset Management in 1990. Mr. Shinderman opened a second office in Las Vegas, Nevada, in 1993 and has lived in Las Vegas full time since approximately 2003.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors of our Company held no formal meetings during the year ended December 31, 2007. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the Directors. Such resolutions consented to in writing by the Directors entitled to vote on that resolution at a meeting of the Directors are, according to New Jersey Statutes and our By-laws, as valid and effective as if they had been passed at a meeting of the Directors duly called and held.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company currently does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Company is not a “listed company” under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The Company’s board of directors has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. Accordingly, the Board of Directors believes that its current members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders who want to communicate with the board or with a particular director may send a letter to the Secretary of the Company P.O. Box 371270, Las Vegas, NV, 89137. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Board Communication" or "Director Communication." All such letters should state whether the intended recipients are all members of the board or just certain specified individual directors. The Secretary will circulate the communications (with the exception of commercial solicitations) to the appropriate director or directors. Communications marked "Confidential "will be forwarded unopened.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2007, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

With the exception of transactions disclosed below, none of the Company’s directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of its outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction during the last two years or in any presently proposed transaction which, in either case, has or will materially affect the Company:

1. On September 28, 2006, we entered into an Asset Purchase Agreement with Owen Consulting LLC, a California limited liability company. Pursuant to that agreement, we acquired assets consisting of all right, title and interest in technology commonly known as the EncryptaKey Secure Communication Portal and memorialized in a patent application pending before the Patent and Trademark Office as application no. 60745514, filed April 24, 2006, titled “Invisidesk Private Communication, Authentication and Connection Portal” and the related intellectual property in exchange for 5,500,000 shares of our restricted common stock. At the time of this transaction, Owen Consulting LLC was owned by Kelly Owen, who served as a member of our board of directors and as our CEO and CFO from September 28, 2006 until his resignation on November 27, 2007.

2.  On February 5, 2007, we entered into an Asset Purchase Agreement with Owen Consulting, Inc., a Nevada corporation. Pursuant to that agreement, we acquired assets consisting of all right, title and interest in various technology licenses, software and equipment in exchange for 636,120 shares of our restricted common stock. At the time of this transaction, Owen Consulting, Inc. was owned by Kelly Owen, who served as a member of our board of directors and as our CEO and CFO from September 28, 2006 until his resignation on November 27, 2007.

3.  On November 16, 2007, we entered into a contract with Encryptakey, Inc., a Nevada corporation (“EK Nevada”) whereby it acquired all of our assets, intellectual property and operations related to our primary product, the Encryptakey device. In exchange, EK Nevada agreed to assume all our debts related to the purchased assets, specifically excluding only our legal and accounting fees, in a total amount of approximately $242,739, and to cause the return to treasury all shares of our common stock owned by Mr. Owen or any affiliated entities, consisting of the 5,500,000 shares held by Owen Consulting LLC and the 636,120 shares held by Owen Consulting, Inc. At the time of this transaction, Owen Consulting, Inc. was owned by Kelly Owen, who served as a member of our board of directors and as our CEO and CFO from September 28, 2006 until his resignation on November 27, 2007.

LEGAL PROCEEDINGS

With the exception of matters discussed in this section, we are not a party to any pending legal proceeding. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14 F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 9, 2008

	By:	/s/ Alan Shinderman
Alan Shinderman Chief Executive Officer